FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report on Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                              For January 17, 2003



                      B.O.S. Better On-Line Solutions, Ltd.
                      -------------------------------------
                 (Translation of Registrant's Name into English)





                      100 BOS Road, Teradyon 20179, Israel
                      ------------------------------------
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F ___X___    Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes  ________        No  ___X____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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Attached  hereto and  incorporated  by reference is the  Registrant's  notice of meeting and proxy statement for the Special Meeting of Shareholders to be held on February 18, 2003.




Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           B.O.S. Better On-Line Solutions, Ltd.
                                           (Registrant)


                                           By:
                                              ----------------------------------
                                              Israel Gal
                                              President and CEO
Dated: January 17, 2003